                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                             CAPITAL GROUP ONE, INC.
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                    65-0740090
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
Incorporation or organization)

             270 NW 3rd Court                          33432-3720
           Boca Raton, Florida                         (Zip Code)
(Address of principal executive offices)

                       Issuer's Telephone: (561) 368-1427
                   ------------------------------------------
           Securities to be registered under Section 12(g) of the Act:

Title of each class                         Name of each exchange on which each
to be so registered                         Class is to be registered
-------------------                         -----------------------------------

                                            - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

PART I ......................................................................1

      ITEM 1.         DESCRIPTION OF BUSINESS ...............................1

      ITEM 2.         PLAN OF OPERATION .....................................2

      ITEM 3.         DESCRIPTION OF PROPERTY .............................. 3

      ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT ................................ 4

      ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                      AND CONTROL PERSONS .................................. 5

      ITEM 6.         EXECUTIVE COMPENSATION.................................6

      ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED
                      TRANSACTIONS  ........................................ 6

      ITEM 8.         DESCRIPTION OF SECURITIES .............................7

PART II  ................................................................... 7

      ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE
                      REGISTRANT'S COMMON EQUITY AND RELATED
                      STOCKHOLDER MATTERS .................................. 7

      ITEM 2.         LEGAL PROCEEDINGS .................................... 7

      ITEM 3.         CHANGES IN AND DISAGREEMENTS WITH
                      ACCOUNTANTS ON ACCOUNTING AND
                      FINANCIAL DISCLOSURE.................................. 8

      ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES............... 8

      ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS............. 8

PART F/S.................................................................... 9

      FINANCIAL STATEMENTS.................................................F-1

PART III ...................................................................10

      ITEM 1.         INDEX TO EXHIBITS.................................... 10

SIGNATURES................................................................. 11

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         (a) BUSINESS DEVELOPMENT

         Capital Group One, Inc. ( the "Company") was incorporated on March 12, 1997 under the laws of the State of Florida. See Exhibit 2(i) at Page E-1.

         The Bylaws of the Company are included as Exhibit 2 (iii) commencing at Page E-6.

         (b) BUSINESS OF ISSUER

         At its inception, the Company adopted a Business Plan with the objective of having the Company purchase foreclosed residential homes for the purpose of renovating such homes and placing them for resale thereafter.

         The Business Plan of the Company set forth the following guidelines for its planned operations:

         o All homes will be purchased only in the counties of Dade, Broward and Palm Beach, Florida.

         o        The price to be paid, per residence acquired, will not exceed
                  $55,000.

         o         The selling price will not be less than $70,000.

         o The selling price will be based on the rule that the minimum gross profit per residence will be $10,000. Any price above $70,000 will be based on market conditions at the time of sale.

         o The anticipated turn-around-time, meaning the time from the date of purchase to date of sale will be 3 months.

         Subsequent to its formation, the Company sold 1,000,000 shares of its common stock, in units of 100,000 shares each, to 10 persons at the par price of the stock ($.001), per share, thus raising $1,000 in cash proceeds. These sales were made under Regulation D as promulgated by the Securities and Exchange Commission. The proceeds were primarily used to conduct feasibility research as to the acquisition and sale of foreclosed properties.

         The information received by the Company indicated that economic conditions were not favorable to proceed with the Business Plan at that time. As a consequence, the Company has not yet commenced active business operations although it remains a corporation in good standing under Florida law.

         The initial proceeds of $1,000 received by the Company were expended in 1997 for research and development. The Company has been inactive subsequently and has no employees as of the date of this filing.


ITEM 2. PLAN OF OPERATION

         (a) PLAN OF OPERATION

          Subsequent to the effective date of this registration statement the Company intends to fund its operations for the next twelve months by issuing convertible promissory notes as follows:

         o The offering will be under Rule 506 of Regulation D, as promulgated by the Securities and Exchange Commission.

         o The offering will be limited to 20 persons that qualify as accredited investors as defined in Regulation ss.230.501 or that meet the level of financial sophistication as Specified in Regulation ss.230.506(b) (2) (ii).

         o The offering shall consist of 20 Units of $60,000 each, thus providing proceeds of $1,200,000 if all of the units as offered are sold.

          The convertible promissory notes to be sold under the proposed offering will each have the following provisions:

         o The note will be issued for $65,000, with the provision that no additional interest shall be paid.

         o The note shall mature at the end of one year from the date of issue.

         o The Company reserves the right to prepay the note in its entirety at any time, providing that the full maturity value of $65,000 must be paid.

         o At any time prior to the maturity of the note, the holder shall have the option of converting the note in full to 65,000 shares of the voting common stock of the Company.

         o The note will provide for an adjustment if the Company has splits, calls, or dividends prior to the maturity of the note.

         o Any stock issued as a result of a conversion will be restricted stock.

         o The note shall be assignable, provided that the assignee shall comply with all terms of the note.

          At the present time the Company has no specific consequential cash requirements because it is inactive. The Company has no employees and does not plan to hire any employees. All of its work will be done by independent contractors.

          Upon such time as the Company sells the first unit under the planned offering as discussed above, it will be in the position to commence its operations. These operations consist of the purchase of a foreclosed or similar distressed residential home. The proceeds from the sale of a given unit ($60,000) should be sufficient to purchase the property, perform the necessary renovations, and list it for sale.

          Assuming that all of the units in the proposed offering are purchased by investors, it is anticipated that the Company will be able to acquire 20 residential properties for renovation and resale. On the assumed basis that a gross profit of $10,000 may be achieved upon the sale of each residence, after payment of the promissory note to the investor, the Company should retain $5,000 in net profit, or $100,000 in net profit if 20 residences are purchased and resold at the minimum levels that are anticipated.

          It should also be noted that the Company anticipates that substantially all of the proceeds from the sale of a given unit in the proposed offering will be available for the business objectives of the company. This is so because the Company will sell all units under the proposed offering and thus there will be no payment of sales commissions. Further, the President of the Company, as an attorney, has agreed to waive all legal costs that otherwise would be incurred in the offering.

ITEM 3. DESCRIPTION OF PROPERTY

         (a) LOCATION AND CONDITION OF PROPERTY

          The Company has no real properties or leasehold interests at this time. The Company is not currently engaged in any real estate activities.

          The Company's principal place of business is located at 270 N.W. 3rd Court, Boca Raton, Florida 33432, which offices are provided by Ledyard H. DeWees, P.A., a professional association owned by Ledyard H. DeWees, Esq. on a rent-free basis pursuant to an oral agreement. It is anticipated that this arrangement will be suitable for the needs of the Company for the foreseeable future.

         (b) INVESTMENT POLICIES

                   (1) INVESTMENTS IN REAL ESTATE.

         The only activities of this Company will consist of applying all available funds toward the purchase of residential residences within the geographic boundaries of Dade County, Broward County and Palm Beach County, State of Florida. The purchases will be limited to those properties under foreclosure or similar distressed conditions. The maximum to be paid for any such residence will be $55,000. All purchases will be for cash. There will be no financing of any real estate purchases.

          It is the expressed intention of the Company to sell the residential properties as quickly as possible, following their renovation after the purchase. The primary goal is the realization of income. In any event, the sales of the residences will be the business of the Company and all sales will be income, within the meaning as expressed in the Internal Revenue Code.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.

             Name and                                Amount and
             Address of                              Nature of
             Beneficial                              Beneficial      Percent of
Title of Class Owner                                 Owner           Class
-------------------------------                      ----------      ----------

Common       Ledyard H. DeWees                       1,200,000       54.545%
             270 NW 3rd Court
             Boca Raton, FL 33432

         (b) SECURITY OWNERSHIP OF MANAGEMENT

         The table below lists the beneficial ownership of the sole director and the only officer(s) (serves as President and Secretary) of the Company.

             Name and                                Amount and
             Address of                              Nature of
             Beneficial                              Beneficial      Percent of
Title of Class Owner                                 Owner           Class
-------------------------------                      ----------      ----------

Common       Ledyard H. DeWees                       1,200,000       54.545%
             270 NW 3rd Court
             Boca Raton, FL 33432

         (c) CHANGES IN CONTROL

         There are no arrangements existing that may result in a change of control of this Company.

         The Company has no warrants, options, rights, conversion privileges, voting trusts, or similar obligations in effect as of the date of filing this registration statement.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMO1T~RS AND CONTROL PERSONS

         (a) IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

         The director and the officers of the Company are as follows:

NAME                          AGE                       POSITION
----                          ---                       --------
Ledyard H. DeWees             68                        Sole Director
                                                        President and Secretary

         Ledyard H. DeWees has been the sole Director and the President and Secretary since the formation of the corporation on March 12, 1997. He would be considered as a Promoter of the Company.

         Ledyard H. DeWees is an attorney and a member of the Florida Bar (Bar #0019426). He has been a licensed attorney since November 6, 1959. He conducts his practice in Florida as an association, Ledyard H. DeWees, P.A., of which he is the sole stockholder.

         Ledyard H. DeWees is not a director in any reporting companies.

         (b) IDENTIFY SIGNIFICANT EMPLOYEES

         The Company has no employees at this time and does not intend to have employees in the foreseeable future.

         (c) FAMILY RELATIONSHIPS

         There are no family relationships in respect to the sole director and the officers.

         (d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGG

         Not applicable.

ITEM 6. EXECUTIVE COMPENSATION

         (a) GENERAL

         Ledyard H. DeWees is President and Secretary of the Company. There are no other officers and there are no employees. Mr. DeWees has never received any compensation for services rendered to the Company and there are no plans for payment of compensation in the foreseeable future. Further, the director and officers are not accruing any compensation pursuant to any agreement with the Company, or otherwise. Finally, there are no plans or agreements to pay Mr. DeWees compensation under any other designation.

         (b) SUMMARY COMPENSATION TABLE

         Not applicable.

         (c) OPTION/SAR GRANTS TABLE

         Not applicable.

         (d) AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

         Not applicable.

         (e) LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

         Not applicable.

         (f) COMPENSATION OF DIRECTORS

         There are no arrangements whatsoever pertaining to compensation for the sole director.

         (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Not applicable

         (h) REPORT ON REPRICING OF OPTIONS/SAR'S

         Not applicable.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

         (a) COMMON STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $0.001 per share. Each share of common stock has one vote.

         There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

         The Articles of Incorporation do not provide for any preemptive rights to shareholders. Consequently, under Florida law the shareholders do not have preemptive rights.

         All shares of common stock when issued shall be fully paid and shall be non-assessable.


         (b) DEBT SECURITIES

         None

         (c) OTHER SECURITIES TO BE REGISTERED

         None


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (a) MARKET INFORMATION

         There is no public trading market for the Company's stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

         (b) HOLDERS

         There are 11 shareholders of record of the Company's common stock.

         (c) DIVIDENDS

         The Company has not paid any dividends to date and has no plans to do so in the foreseeable future. The Company has no revenues and thus there is no basis for any dividend payment.


ITEM 2. LEGAL PROCEEDINGS

         There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The Company has not sold any of its stock or other securities in any form within the three years preceding the date of this registration statement.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

"SECTION 1. INDEMNIFICATION UNDER BOA SECTION 607.0850

         The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION 2. ADDITIONAL INDEMNIFICATION

         The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act."

         Florida Statute ss.607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "... if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Florida Statute ss.607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.

         Attached audited financial statements for Capital Group One, Inc. for the fiscal period ending February 29, 2000 are submitted in compliance with Item 310 of Regulation S-B.

         No interim financial statements are included in Part F/S because no quarter of the current fiscal year has been completed as of the date of this filing.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS


                                                                      PAGE
                                                                      ----

Independent Auditor's Report                                           F-1

Financial Statements:

 Balance Sheet                                                         F-2

 Statements of Operations                                              F-3

 Statement of Changes in Stockholders'
 Equity                                                                F-4

 Statements of Cash Flows                                           F-5 to F-6

 Notes to Financial Statements                                      F-7 to F-8

                          EARL M. COHEN, C.P.A., P.A.
                          ---------------------------
                          Certified Public Accountant
                     2505 N.W. Boca Raton Blvd. o Suite 10
                           Boca Raton, Florida 33431
                    Tel.: (561) 347-1608 Fax: (561) 417-9984


                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors
Capital Group One, Inc.

I have audited the accompanying balance sheet of Capital Group One, Inc. (a development stage company), as of February 29, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended February 29, 2000 and February 28, 1999 and for the period from March 12, 1997 (inception)through February 29, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Group One, Inc. (a development stage company) as of February 29, 2000, and the results of its operations and its cash flows for the years ended February 29, 2000 and February 28, 1999 and for the period from March 12, 1997 (inception) through February 29, 2000 in conformity with generally accepted accounting principles.




                                             /s/ Earl M. Cohen, CPA PA
                                             -----------------------------------
                                             Earl M. Cohen, CPA PA



March 14, 2000



                                     MEMBER
               American Institute of Certified Public Accountants
               Florida Institute of Certified Public Accountants

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                FEBRUARY 29, 2000




                                     ASSETS

CURRENT ASSETS
 Cash                                                                  $ 1,200





                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
 Due to stockholder                                                    $   459
                                                                       -------

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 50,000,000
  shares authorized, 2,200,000 shares
  issued and outstanding                                                 2,200
 Deficit accumulated during the development
  stage                                                                 (1,459)

         Total Stockholders' Equity                                        741

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 1,200











                Read accompanying Notes to Financial Statements.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                                       AND
        PERIOD FROM MARCH 12, 1997 (INCEPTION) THROUGH FEBRUARY 29, 2000




                                                                                                  March 12,
                                                                                                    1997
                                                               Year Ended      Year Ended        (Inception)
                                                               February 29,    February 28,     to February 29,
                                                                  2000            1999               2000
                                                                  ----            ----               ----

REVENUES                                                         $    --         $    --            $    --

EXPENSES
 General and administrative                                          309             150              1,459
                                                                 -------         -------            -------

NET (LOSS)                                                       $  (309)        $  (150)           $(1,459)
                                                                 =======         =======            =======

(LOSS) PER SHARE                                                 $    --         $    --            $    --
                                                                 =======         =======            =======

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                                   2,200,000       2,200,000          2,200,000
                                                               =========       =========          =========







                Read accompanying Notes to Financial Statements.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        PERIOD FROM MARCH 12, 1997 (INCEPTION) THROUGH FEBRUARY 29, 2000




                                 Common Stock             Deficit
                               -----------------        Accumulated
                               Number of    Par    During the Development
                                Shares     Value           Stage             Total
                               ---------   -----   ----------------------    -----
Common shares issued for
 cash                          1,000,000   $1,000          $    --           $ 1,000

Common shares issued in
 exchange for note
 receivable                    1,200,000    1,200               --             1,200

Net (loss)                            --       --           (1,459)           (1,459)
                               ---------   ------          -------           -------

Balance - February 29,
 2000                          2,200,000   $2,200          $(1,459)          $   741
                               =========   ======          =======           =======








                Read accompanying Notes to Financial Statements.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                                       AND
        PERIOD FROM MARCH 12, 1997 (INCEPTION) THROUGH FEBRUARY 29, 2000



                                                                             March 12,
                                                                               1997
                                         Year Ended      Year Ended        (Inception)
                                         February 29,    February 28,     to February 29,
                                            2000            1999               2000
                                         ------------    ------------     ---------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss)                               $ (309)         $ (150)            $(1,459)
                                           ------          ------             -------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Repayment of note receivable -
   stockholder                              1,200              --               1,200
                                           ------          ------              ------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   stock                                       --              --               1,000
  Increase in amount due to
   stockholder                                309             150                 459
                                           ------          ------             -------
NET CASH FLOWS PROVIDED BY
 FINANCING ACTIVITIES                         309             150               1,459
                                           ------          ------             -------

NET INCREASE IN CASH                        1,200              --               1,200
CASH - BEGINNING                               --              --                  --
                                           ------          ------             -------
CASH - ENDING                              $1,200          $   --             $ 1,200
                                           ======          ======             =======




                Read accompanying Notes to Financial Statements.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF CASH FLOW (CONTINUED)
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                                       AND
        PERIOD FROM MARCH 12, 1997 (INCEPTION) THROUGH FEBRUARY 29, 2000




                                                                            March 12,
                                                                              1997
                                         Year Ended      Year Ended        (Inception)
                                         February 29,    February 28,     to February 29,
                                            2000            1999               2000
                                         ------------    ------------     ---------------
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

  Common stock issued in exchange
  for note receivable                      $   --          $   --              $1,200
                                           ======          ======              ======















                Read accompanying Notes to Financial Statements.

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS




NOTE 1.           ORGANIZATION

                  Capital Group One, Inc. was incorporated on March 12, 1997 under the laws of the State of Florida. The company is engaged in the acquisition and renovation of foreclosed residential homes for resale. The company's headquarters is in Boca Raton, Florida. The Company is currently in the process of registering its securities under the Securities Exchange Act of 1934. Since inception, planned operations have not commenced.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  INCOME TAXES

                  Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

                  (LOSS) PER SHARE

                  (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                  STATEMENT OF CASH FLOWS

                  For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                  USE OF ESTIMATES

                  Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and

                             CAPITAL GROUP ONE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS




NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  USE OF ESTIMATES (CONTINUED)

                  liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3.           RELATED PARTY TRANSACTIONS

                  NOTE RECEIVABLE - STOCKHOLDER

                  On March 15, 1997, the majority stockholder issued a non-interest bearing note to the Company for the purchase of 1,200,000 common shares. The note was repaid on February 22, 2000.

                  DUE TO STOCKHOLDER

                  Due to stockholder consists of advances made by the majority stockholder to pay state annual filing fees. These advances are non-interest bearing and are expected to be repaid within the next twelve months.

NOTE 4.           CAPITAL STOCK

                  The Company has authorized 50,000,000 common shares with a par value of $.001 per share. As of February 29, 2000 and February 28, 1999, 2,200,000 common shares were issued and outstanding.

                                    PART III

ITEM 1.    INDEX TO EXHIBITS

          EXHIBIT NUMBER    PAGE NUMBER        DESCRIPTION
          --------------    -----------        -----------
               2(i)            E-1             Articles of Incorporation of
                                               Capital Group One, Inc.

               2(iii)          E-5             Bylaws of Capital Group One, Inc.






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
                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: March 27, 2000



                                             By: /s/ Ledyard H. DeWees
                                                 -------------------------------
                                                 Ledyard H. DeWees
                                                 President








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